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                                                                   SUB-ITEM 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

                             INVESCO LEADERS FUND

A Special Meeting ("Meeting") of Shareholders of Invesco Leaders Fund was held on April 24, 2013, was adjourned until May 20, 2013, and was further adjourned until July 2, 2013. The Meeting on July 2, 2013 was held for the following purpose:

(1)Approval of an Agreement and Plan of Reorganization.

The July 2, 2013 results of the voting on the above matter were as follows:

                                                  Votes   Votes   Broker
      Matter                           Votes For Against Abstain Non-Votes
      ------                           --------- ------- ------- ---------
      (1)Approval of an Agreement and
         Plan of Reorganization....... 7,596,875 171,285 739,083     0